September 30, 2014
VIA EDGAR AND ELECTRONIC MAIL
Cecilia Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	FalconStor Software, Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 13, 2014 (file no. 0-23970)
Dear Ms. Blye:
FalconStor Software, Inc. (the “Company,” “FalconStor,” “we,” “our,” or “us”) has received your letter dated September 22, 2014 containing comments on the Company’s above referenced 2013 Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 13, 2014. This letter is being filed in response to each of the comments set forth in your letter.
For your convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.
Comment 1: You state on page 10 of the 10-K that your customer Hitachi Data Systems accounted for 14% of your total revenues in 2013. The Hitachi Data Systems website indicates that Hitachi Data Systems’ EMEA region includes Sudan, and provides contact information for Sudan. You provide revenue figures on page 79 of the 10-K for a segment that includes the Middle East and Africa, regions that include Sudan and Syria. Finally, the contact us portion of your website provides a drop-down menu that includes Cuba, Sudan and Syria.
Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, customers, or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:
The Company has not, to its knowledge, provided any products, information or technology, directly or indirectly, to Cuba, Sudan or Syria, nor had any contact with the governments of those countries or any entities they control.
With regard to the revenue figures on page 79 of our 10-K, while Syria and Sudan are located in the geographic area covered by our designation of “Europe, Middle East and Africa,” the Company does not do business in those countries.
With regard to the “contact us” section of the Company’s website, the list is a standard, third party list of countries worldwide. Nowhere on the website does the Company offer to sell goods or services in Cuba, Sudan or Syria. As stated, the Company does not offer products, information or technology, directly or indirectly, in those countries.
In addition, the Company has taken steps to ensure that its products and services are not sold, directly or indirectly, to any customers to whom such sales are prohibited by United States law, rule and regulation, including customers in Cuba, Syria and Sudan. These measures include contractual language that obligates the Company’s resellers to abide by US export laws, rules and regulations, and that specifically prohibits sales in Cuba, Sudan and Syria, among other countries.
With regard to Hitachi Data Systems (“HDS”), HDS purchases software licenses, hardware and software support and maintenance from the Company and resells the licenses, the hardware and the support and maintenance to HDS’ own customers. But the sale of FalconStor licenses, hardware and support and maintenance to Sudan, or any affiliate of Sudan, is prohibited by the Company’s agreement with HDS.
In particular, the Company’s contract with HDS includes the following terms:
11. EXPORT COMPLIANCE/COMPLIANCE WITH LAWS
Both parties agree to comply with all applicable laws and regulations in performance under this Agreement.
* * *
HDS shall not export or re-export the Products and Appliances or any portion thereof, directly or indirectly, without first obtaining any required export license from the U.S. Department of Commerce or any other agency of the U.S. Government or foreign governmental entity having jurisdiction over such transaction. HDS acknowledges that restrictions imposed by U.S. government agencies on the export of software are subject to change without notice and that HDS shall be solely responsible for compliance with all such export restrictions.

Except to the extent that the US regulations and UN resolutions described in (i) and (ii) below are not applicable, HDS will not export, re-export, transfer or sell any Products or technical data provided under this Agreement, or the direct product of such Products or technical data:
(i)    to any person, entity, organization or other party identified on the U.S. Department of Commerce’s Table of Denial Orders, “Unverified List,” “Entity List,” or General Order No. 3 to Part 736 of the Export Administration Regulations, or on the U.S. Department of Treasury’s lists of “Specially Designated Nationals and Blocked Persons,” as published and revised from time or time; or
(ii)    to any national of Cuba, Iran, Sudan, Syria or North Korea; or
(iii)    for any nuclear, chemical/biological weapons or missile proliferation end-use or to end-users (including certain military end-users), as defined in Part 744 of the U.S. Export Administration Regulations; except as authorized by U.S. export license, approval, law or regulation.
(emphasis supplied).
HDS also contracts for the Company to provide professional services to HDS customers, primarily in the form of installation of Company software and hardware. However, HDS has not contracted the Company to provide any professional services for Sudan, because the Company’s products are not sold in Sudan or to any entity affiliated with its government.
Comment 2: Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.
Response:
As set forth in response to Comment 1, the Company has not, to its knowledge, provided any products, information or technology, directly or indirectly, to Cuba, Sudan or Syria, nor has the Company had any contact with the governments of those countries or any entities they control.

Because there are no contacts between the Company and those countries, we believe there are no material issues regarding those countries to be addressed by the Company in its filings or that a reasonable investor would deem important in making an investment decision. Nor is there anything regarding those countries that could impact investor sentiment.
We believe that our responses have fully addressed your questions. We would be pleased to answer any questions you may have with regard to our responses. If you have any questions please call me at (631) 962-1143.
The Company acknowledges that:

•	it is responsible for the adequacy of the disclosure in the filing;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Louis J. Petrucelly
Louis J. Petrucelly
Executive Vice President & Chief Financial Officer
FalconStor Software, Inc

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